UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

Date of Report: March 13, 2020

Commission File Number: 0-28542

ICTS INTERNATIONAL, N.V.
(Translation of registrant’s name into English)

Walaardt Sacréstraat, 425-5,
1117 BM Schiphol Oost,
The Netherlands
(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Item 8.01 Other Events.

ICTS International N.V (“ICTS”) is operating in Europe, the United States of America and to a small extent in Asia for a part of its business on the aviation industry. To the extent that flights are cancelled it will affect our revenue and therefor profitability.

The Coronavirus is affecting businesses on a global basis. Airlines all over the world are reducing number of flights due to lack of passengers. In addition, on March 11,2020 the President of the United States announced sever restrictions on flights into the US from Europe for a 30 day period starting March 13,2020. That decision will cause many flights to be cancelled and will affect the company’s revenue and profitability. It is not possible at this time to determine the extent of this on ICTS’s business. Every effort will be made to cooperate with our clients during this time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICTS INTERNATIONAL N.V. By: /s/ Alon Raich Alon Raich, Managing Director

Dated March 13, 2020